[Thacher Proffitt & Wood LLP Letterhead]

January 19, 2007

VIA EDGAR AND HAND DELIVERY

Mr. Todd Schiffman

Assistant Director

Financial Services Group

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CMS Bancorp, Inc.
Registration Statement on Form SB-2
Filed December 7, 2006
(File No. 333-139176)

Dear Mr. Schiffman:

We are writing on behalf of our client, CMS Bancorp, Inc. (the “Company”), in response to the letter dated January 5, 2007 from the staff of the Securities and Exchange Commission transmitting their comments to Registration Statement on Form SB-2 filed by the Company on December 7, 2006 (the “Registration Statement”). Your specific requests for information are set forth verbatim below, followed by the Company’s response. Courtesy copies of the Registration Statement are included with this letter.

General

1.	Provide us with copies of all marketing materials. Upon review, we may have comments.

The Company is providing copies of the market materials attached as Exhibit 99.3 to Amendment No. 1 to the Registration Statement filed concurrently with this response letter.

2.	Please note the updating requirements of Item 310(g) of Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

The Company notes the updating requirements of Item 310(g) of Regulation S-B. An updated consent from the Company’s independent accountant is attached as Exhibit 23.3 to Amendment No. 1 to the Registration Statement filed concurrently with this response letter.

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 2 ..

QUESTIONS AND ANSWERS ABOUT THE OFFERING

What are the reasons for the conversion?, page 1

Will dividends be paid on the stock?, page 4

3.	Reconcile the various dividend disclosures in your document, including those on pages 1, 4, 17, and 30. Be clear, if true, that you will not pay dividends the first year and that any payment of dividends thereafter is subject to the determination of the board and regulatory limitations.

The disclosure on page 1 of the Registration Statement regarding dividends has been revised to read as follows:

“We will use the capital retained by us to pay dividends to stockholders (although we do not intend to pay dividends during the first year after the conversion and the offering); repurchase shares of our common stock; finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and fund other general corporate purposes.”

The disclosure on page 4 of the Registration Statement has been revised to read as follows:

“For the first year after the conversion and the offering, we do not intend to pay dividends. After one year, we may adopt a policy of paying cash dividends, but we have not yet decided on the amount or frequency of payments or when payments, if any, may begin.”

The disclosure on page 8 of the Registration Statement, in the section titled, “Summary – Reasons For The Conversion And Offering,” has been revised to read as follows:

“We will use the capital retained by us to:

•	pay dividends to stockholders (although we do not intend to pay dividends during the first year after the conversion and the offering);

•	repurchase shares of our common stock;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	fund other general corporate purposes.”

The disclosure on page 17 of the Registration Statement, in the section titled, “Summary – CMS Bancorp’s Dividend Policy,” has

“For the first year after the conversion and the offering, we do not intend to pay dividends. After one year, we may adopt a policy of paying cash dividends, but we have not yet

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 3 ..

decided on the amount or frequency of payments or when payments, if any, may begin. The payment of dividends is dependent on numerous factors, including but not limited to our future operating results and financial performance, growth prospects, ongoing capital requirements, regulatory limitations and overall economic conditions. Based upon our estimate of offering expenses and other assumptions described in “Pro Forma Data,” we expect to have between $11.0 million and $15.5 million in net proceeds, at the minimum and the maximum of the offering, respectively, that, subject to annual earnings and expenses, we could potentially use to pay dividends.”

The disclosure on page 29 of the Registration Statement, in the section titled “How We Intend To Use The Proceeds From The Offering – How We May Use The Proceeds We Retain From The Offering,” has been revised to read as follows:

“We will use the capital retained by us to:

•	pay dividends to stockholders (although we do not intend to pay dividends during the first year after the conversion and the offering);

•	repurchase shares of our common stock;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	fund other general corporate purposes.”

The disclosure on page 48 of the Registration Statement, in the second sentence of the second paragraph in the section titled “Business of CMS Bancorp,” has been revised to read as follows:

“We may use the net proceeds we retain to pay dividends to stockholders (although we do not intend to pay dividends during the first year after the conversion and the offering), to repurchase shares of our common stock, and for general corporate purposes.”

The disclosure on page 92 of the Registration Statement, in the section titled “The Conversion And The Offering – Reasons For The Conversion,” has been revised to read as follows:

“We will use the capital retained by us to:

•	pay dividends to stockholders (although we do not intend to pay dividends during the first year after the conversion and the offering);

•	repurchase shares of our common stock;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 4 ..

•	fund other general corporate purposes.”

Summary

4.	Summarize the information on page 50 regarding the Memorandums of Understanding and the new management team and three-year strategic plan.

The following language has been inserted on page 7 of the Registration Statement, under the heading “Summary – Our Business Strategy.”

“Community Mutual entered into a Memorandum of Understanding in November 2002 in response to regulatory concerns over it profitability, securities trading and interest rate risk management under prior management. In January 2005, Community Mutual entered into a revised Memorandum of Understanding, which eliminated the provisions addressing securities trading and interest rate risk management. The revised Memorandum of Understanding was lifted on July 13, 2006.

In January 2005, the President, Chief Executive Officer and Chairman of the Board of Community Mutual, resigned. That same month, the Board appointed Thomas G. Ferrara as its new chairman. In April 2005, Community Mutual retained John E. Ritacco as its new President and Chief Executive Officer. In October 2005, Community Mutual retained Stephen Dowd as its new Chief Financial Officer and Christopher Strauss as its new Chief Lending Officer. Mr. Ritacco has over 27 years of experience in banking, Mr. Dowd has over 30 years of experience in accounting, finance and administration, and Mr. Strauss has over 30 years of experience in banking.

In addition to putting in place a new management team, Community Mutual implemented a new three-year strategic plan; reviewed and enhanced its internal audit and compliance programs; revised or implemented new policies and procedures relating to, among others, Bank Secrecy Act compliance and data security; redesigned a new personnel policy and improved the level of staff qualifications; implemented a new information technology plan designed to result in the full automation of Community Mutual’s account opening, loan origination, and checking account processes; and instituted enhanced internal data collection and reporting procedures.

Under its new management team, Community Mutual is committed to making its operations more efficient, controlling non-interest expense and implementing an aggressive sales and marketing culture that Community Mutual believes will enhance productivity and loan originations and improve the operations of its retail banking office network.”

5.	We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

As disclosed on page 50 of the Registration Statement, in the section titled “Business Of Community Mutual Savings Bank – Operation Strategy,” the Company is constructing a website

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 5 ..

at www.cmsbk.com, where customers may access information relating to their accounts. The Company anticipates that the website will be completed by April 2007.

How We Determined The Offering Range And the $10 Price Per Share, page 9

6.	Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operation that FinPro considered most notable in determining the value of CMS Bancorp.

The following disclosure has been inserted on page 10 of the Registration Statement, following the second paragraph under the section heading titled “Summary – How We Determined The Offering Price And The $10.00 Price Per Share:”

“The appraisal considered the pro forma impact of the offering. Consistent with Office of Thrift Supervision’ appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies, subject to valuation adjustments applied by FinPro, Inc. to account for differences between CMS Bancorp and the peer group. FinPro, Inc. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. See “Pro Forma Data.”

The independent valuation was prepared by FinPro, Inc. in reliance upon the information contained in this prospectus, including the consolidated financial statements. FinPro, Inc. also considered the following factors, among others:

•	the projected operating results and financial condition of CMS Bancorp;

•	the economic and demographic conditions in Community Mutual’s existing market area;

•	certain historical, financial, and other information relating to Community Mutual;

•	a comparative evaluation of the operating and financial characteristics of Community Mutual with those of publicly traded savings institutions that FinPro, Inc. deemed comparable to us;

•	the aggregate size of the offering of the common stock;

•	the pro forma impact of the offering on CMS Bancorp’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of CMS Bancorp; and

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 6 ..

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in FinPro, Inc.’s report were certain assumptions as to the pro forma earnings of CMS Bancorp after the offering that were utilized in determining the appraised value.”

Benefits to Management, page 12

7.	Discuss the consequent reduction in earnings and possible dilution.

The section formerly titled “Summary – Benefits to Management” has been renamed “Summary – Benefits to Management And Potential Dilution To Stockholders Resulting From The Offering.” In addition, the following disclosure has been inserted at the top of page 14 of the Registration Statement:

“Stockholders will experience a reduction or dilution in their ownership interest of approximately 12.28% if we use newly-issued shares to fund stock awards and stock option grants made under the management recognition and retention plan and the stock option plan (or taken individually, 3.85% for the management recognition and retention plan and 9.09% for the stock option plan). We may funds these plans through open market purchases, as opposed to new issuances of stock; however, if any options granted under the stock option plan are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as the Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the restricted stock plan or under extraordinary circumstances. We have been advised by the staff of the Office of Thrift Supervision that, under current policy, the exercise of outstanding options will not constitute an extraordinary circumstance or compelling business for purposes of this test.”

How We Intend to use the Proceeds from the Offering, page 28

8.	Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Community Mutual, to the extent practicable. Provide a timetable for the repayment of borrowings, renovations, technology upgrades, website and online banking development and de novo branch expansion and acquisition plans. If the type of loans originated will change, discuss now. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the summary.

The following disclosure has been inserted under the last paragraph on page 29 of the Registration Statement, under the heading “How We Intend To Use The Proceeds From The Offering – How We May Use The Proceeds We Retain From The Offering:”

“Community Mutual is currently completing renovations of its retail banking office located in Mount Vernon, New York. The completion of the renovations is expected to cost approximately $575,000. In addition, Community Mutual anticipates that it will undertake

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 7 ..

renovations of its other retail banking offices, at an estimated cost of $500,000. The renovations of Community Mutual’s retail banking offices are expected to be completed by the end of fiscal year 2007. Community Mutual is also engaged in technology upgrades that it anticipates will be completed by the end of fiscal year 2007, at an estimated cost of $100,000. Finally, Community Mutual expects that its website at www.cmsbk.com will be completed by April 2007, at an estimated cost of $15,000.”

Community Mutual’s borrowings from the Federal Home Loan Bank of New York, if any, will be repaid upon closing of the offering.”

At present, as disclosed in the Registration Statement, the Company has no plans to engage in de novo branch expansion or acquisitions of other financial institutions or branches.

Market for the Common Stock, page 30

9.	Please advise us of the status of your application for quotation on the Nasdaq Capital Market.

The Company submitted a listing application to The NASDAQ Stock Market (“NASDAQ”) on December 19, 2006. On January 4, 2007, the Company received from NASDAQ written acknowledgement of NASDAQ’s receipt of the listing application.

RISK FACTORS

Our local economy may affect our future growth possibilities, page 21

10.	Please revise the subheading to state clearly the risk involved.

The risk factor on page 21 of the Registration Statement has been revised to read as follows:

“A downturn in our local economy may negatively affect our future growth possibilities by limiting funds available for deposit and our borrowers’ ability to repay their loans on a timely basis. Our current primary market area is principally located in Westchester County, New York. Our future growth opportunities depend on the growth and stability of our regional economy and our ability to expand our market area. A downturn in the local economy could cause significant increases in non-performing loans, which would hurt our profits. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss.”

Our charter, bylaws and certain laws prevent transactions you might favor…, page 23

11.	Please characterize these provisions as “anti-takeover” in the subheading and text.

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 8 ..

The risk factor on page 23 of the Registration Statement has been revised to read as follows:

“Our charter, bylaws and certain laws contain antitakeover provisions that may prevent transactions you might favor, including a sale or merger of CMS Bancorp. Provisions of our charter and bylaws may make it more difficult for companies or persons from gaining control of us through a tender offer, business combination, proxy context or some other method, even though you might be in favor of the transaction. These antitakeover provisions include:

•	limitations on voting rights of the beneficial owners of more than 10% of our common stock;

•	supermajority voting requirements for certain business combinations and changes to some provisions of the charter and bylaws;

•	the election of directors to staggered terms of three years; and

•	provisions regarding the timing and content of stockholder proposals and nominations.

In addition, Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.	Please provide a detailed discussion of the new three year strategic plan under an appropriate subheading. Provide a discussion of the possible future effects of the plan on the Bank’s financial condition and results of operations.

The following disclosure has been inserted on page 38 of the Registration Statement, following the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – General:”

“Overview And Strategic Plan

Community Mutual seeks to differentiate itself from its competition by providing superior, highly personalized and prompt service with competitive fees and rates to its customers. Historically, Community Mutual has been a community-oriented retail savings bank offering residential mortgage loans and traditional deposit products and, to a lesser extent, commercial real estate, small business and consumer loans in Westchester County, New York, and surrounding areas.

Community Mutual has adopted a strategic plan that focuses on growth in the traditional one-to four family real estate lending market as well as diversification of the loan portfolio into

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 9 ..

higher yield multi-family, non-residential, construction and commercial loan markets. Community Mutual’s strategic plan also calls for increasing deposit relationships and broadening its product lines and services. Community Mutual believes that this business strategy is best for its long term success and viability, and complements its existing commitment to high quality customer service.

In connection with its overall growth strategy, Community Mutual seeks to:

•	continue to grow its commercial and industrial loan and commercial real estate loan portfolio by targeting commercial businesses in its primary market area and in Westchester County and surrounding areas as a means to increase the yield on and diversify its loan portfolio and build transactional deposit account relationships;

•	focus on expanding its retail banking franchise, and increasing the number of households served within its market area; and

•	depending on market conditions, sell a portion of the fixed rate residential real estate loans to a third party, in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

Following the conversion and offering, Community Mutual intends to utilize proceeds from the offering to further the objectives of its growth-oriented strategy. See “How We Intend To Use The Proceeds From The Offering.”

13.	Please include an executive level overview section, consistent with the Staff’s “December Release” Release Nos. 33-8350.

Please see our response to Comment 12 above.

Comparison of Operating Results for the Years Ended September 30, 2006 and September 30, 2005, page 43

14.	We note you received proceeds from sales of securities available for sale during the year ended September 30, 2005 of $3.8 million and recognized a gain of $2.0 million in the Statements of Income related to this sale. As this event constitutes a significant element of income, please include additional disclosure in MD&A to provide a better understanding of the event with particular emphasis on the prospects for the future as required by Item 303(b) of Regulation S-B.

The following disclosure has been inserted on page 44 of the Registration Statement, following the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Comparison Of Operating Results For The Years Ended September 30, 2006 And September 30, 2005 – Non-Interest Income:”

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 10 ..

“In the year ended September 30, 2005, Community Mutual sold investments in Federal Home Loan Mortgage Corporation common stock and a large cap mutual fund in order to realize gains on these investments and simplify its investment portfolio. Community Mutual received proceeds of $3.8 million and realized a pre-tax gain of $2.0 million as a result of these sales. As of September 30, 2005, available for sale investments consisted of mortgage backed securities and common stock with a cost of $117,000 and unrealized gains of $104,000. As of September 30, 2006 available for sale investments consisted of U.S. government agency bonds and mortgage-backed securities with a cost of $4.1 million and net unrealized losses of $19,000.”

Liquidity and Capital Resources, page 44

15.	Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant changes in your interest receivable, other assets and other liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm] as it relates to liquidity and capital resources.

The following disclosure has been inserted after the second paragraph on page 45 of the Registration Statement, following the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources:”

“In the year ended September 30, 2006, net cash used in operating activities was $1.5 million, compared to $191,000 in the year ended September 30, 2005. Interest receivable increased from $515,000 as of September 30, 2005 to $638,000 at September 30, 2006 as a result of increases in loan balances, and diversification of the loan portfolio into multi-family, non-residential and construction loans. The increase in other assets used $952,000 of cash in the year ended September 30, 2006, compared to $303,000 in the year ended September 30, 2005. Deferred costs included in other assets relating to the Stock conversion were $478,000 and $339,000 for the years ended September 30, 2006 and 2005. In the year ended September 30, 2006, other assets included $363,000 of receivables relating to the timing of mortgage escrow deposits and payments. The increase in other liabilities provided $494,000 of cash in the year ended September 30, 2005 relating principally to current income tax accruals, while the decrease in other liabilities in the year ended September 30, 2006 used $606,000 of cash relating to payments of current income tax liabilities and a reduction in the minimum pension liability.

Net cash used by investing activities was $16.8 million in the year ended September 30, 2006 compared to net cash provided by investing activities of $739,000 in the year ended September 30, 2005. In the year ended September 30, 2006, substantially all of the proceeds of from investment maturities were reinvested in securities available for sale, net loans receivable increases used $17.5 million of cash and Federal Home Loan Bank stock redemptions provided

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 11 ..

$416,000 of cash. In the year ended September 30, 2005, proceeds of sales and maturities of investments amounted to $5.8 million, of which $2.2 million was reinvested in securities held to maturity, and net loans receivable increases used $2.7 million of cash.

Cash provided from financing activities was $9.0 million in the year ended September 30, 2006 as deposits increased by $4.5 million and Federal home Loan Bank borrowings provided $4.2 million of cash. In the year ended September 30, 2005, $6.3 million of cash was used in financing activities as deposit balances declined by $6.2 million.

As a result of the operating, investing and financing activities, cash and cash equivalents declined by $5.8 million and $9.4 million during the years ended September 30, 2005 and 2006.”

16.	We noted the decrease in your average savings and club account deposits at lower interest expense rates and the increase in your higher cost certificate of deposits from your table on page 41 (average balances, interest and average yields). Considering current interest rate trends you are experiencing, please provide a robust discussion of how these trends/changes impacted your current results of operations and how your future results of operation will be impacted. Explain in sufficient detail how you plan to continue/maintain profitability. Also, address the flattening yield curve and other associated risks in an appropriately captioned risk factor.

The following disclosure has been inserted on page 38 of the Registration Statement, at the end of the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – General:”

“Our net interest income may be affected by market interest rate changes. Increases in short-term interest rates in 2005 and 2006, as a result of increases in the Federal Funds rate, without a corresponding increase in long-term interest rates, have resulted and may continue to result in an increase in interest expense and reduction in net interest income in the future. The effect of the flattening interest rate yield curve could decrease our ability to invest the net proceeds of the offering and reinvest proceeds from loan and investment repayments at higher interest rates. Our cost of funds has increased faster than our yield on loans and investments, due to the longer-term nature of our interest-earning assets and the flat yield curve. As a result, while our interest income rose from $5.3 million in the year ended September 30, 2005 to $5.7 million in the year ended September 30, 2006, our interest expense rose from $1.0 million in the year ended September 30, 2005 to $1.7 million in the year ended September 30, 2006.

In order to grow and diversify in the current flat yield curve environment, Community Mutual seeks to continue to grow its multi-family, non-residential, construction, home equity and commercial loans by targeting these markets in Westchester County and surrounding areas as a means to increase the yield on and diversify its loan portfolio and build transactional deposit account relationships; and depending on market conditions, sell a portion of the fixed rate residential real estate loans to a third party, in order to diversify its loan portfolio, increase fee income and reduce interest rate risk.

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 12 ..

To the extent we increase our investment in construction or development, consumer and commercial loans, which are considered to entail greater risks than one- to four-family residential loans, our provision for loan losses may increase to reflect this increased risk, which could cause a reduction in our income.”

In addition, the following disclosure has been added on page 41 of the Registration Statement, following the table in the section titled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Analysis Of Net Interest Income – Average Balances, Interest and Average Yields:”

“In the year ended September 30, 2006, average interest bearing liabilities were $97.5 million, an increase of $1.5 million from the year ended September 30, 2005. The average rate on these liabilities rose from 1.04% in the year ended September 30, 2005 to 1.76% in the year ended September 30, 2006. In addition to the overall increase in interest bearing liabilities, there was a shift of $10.6 million from lower cost demand and savings accounts to higher cost certificates of deposit. The average rate for this category rose from 2.42% in the year ended September 30, 2005 to 3.76% in the year ended September 30, 2006 as a result of the rising interest rate environment and competition in the market in which community Mutual attracts its deposits.

In the year ended September 30, 2006, average interest earning assets decreased to $112.9 million, from the average of $113.1 million for the year ended September 30, 2005, and the weighted average yield rose by 42 basis points to 5.07%, reflecting a shift from lower yield securities held to maturity and other interest earning assets to higher yield loans. In addition, the loan portfolio was diversified into higher yield multi-family, non-residential, construction and commercial loan markets.

The interest rate on interest bearing liabilities rose in response to local market conditions and to increases in the Federal Funds rate which rose from 1.75% as of October 1, 2004 to 3.75% as of September 30, 2005 and 5.25% as of September 30, 2006, a 350 basis point increase over 2 years. The interest rate on 10-year Treasury notes, from which conventional mortgages are generally priced was 4.12% as of October 1, 2004, 4.33% as of September 30, 2005 and 4.63% as of September 30, 2006, an increase of only 51 basis points over 2 years. The excess of increased costs of deposits resulting from increases in the federal funds rate over the higher interest income resulting from increases in the 10-year Treasury notes rate (and resulting loan rates) had the effect of reducing net interest income. The negative impact on net interest income was mitigated by reinvesting the proceeds of lower yield securities held to maturity and other interest earning assets into higher yield loans, as well as diversifying the loan portfolio into higher yield multi-family, non-residential, construction and commercial loans.”

Finally, the following paragraph has been added to the risk factor titled “Changes in interest rates could adversely affect our results of operations and financial condition” on page 19 of the Registration Statement:

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission January 19, 2007	Page 13 ..

“Over the past year, as the Federal Reserve Board has increased interest rates, the yield curve has flattened, in that long-term interest rates have not moved in tandem with short-term rates. Under ordinary conditions the yield curve has a positive slope, indicating that long-term instruments pay higher yields than do short-term instruments, and that borrowers are willing to pay a premium for long-term funds. A flat yield curve, on the other hand, generally indicates uncertainty about the direction in which interest rates are moving. If this trend continues, our future net interest income, and therefore our profitability, may decline.”

Transactions with Related Persons, page 89

17.	Please state, if such is the case, that the loans to management and immediate family: (A) were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectibility or present other unfavorable features. If this disclosure cannot be made, or if any loan covered by Item 404 of Regulation S-B is disclosed as nonaccrual, past due, restructured or a potential problem, include appropriate alternative disclosure.

The following disclosure has been added as the second sentence of the first paragraph on page 89 of the Registration Statement, under the section titled “Management – Transactions With Related Persons:”

“Loans to employees are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-management employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.”

***

Should you have any questions, please do not hesitate to call the undersigned, Matthew Dyckman or Samantha M. Kirby at (202) 347-8400.

Very truly yours,

/s/ V. Gerard Comizio

V. Gerard Comizio

cc:	David Irving, Securities and Exchange Commission
Hugh West, Securities and Exchange Commission
Jessica Livingston, Securities and Exchange Commission